

*pw 3/16*

**11020161**

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

### FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden | |
| Hours per response... | 12.00 |

SEC FILE NUMBER

8-49748

38717

REPORT FOR THE PERIOD BEGINNING _____ 01/01/10 _____ AND ENDING _____ 12/31/10 _____
                                          MM/DD/YY                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Northgate Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

14505 Torrey Chase Blvd., #410
_____
                        (No. and Street)

| Houston | Texas | 77014 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                              (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
_____
            (Name – if individual, state last, first, middle name)

| 8750 N. Central Expressway, Suite 300 | Dallas | TX | 75231 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, __Robert Yrshus_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Northgate Securities, Inc._____, as of __December 31_____, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**NORTHGATE SECURITIES, INC.**

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2010

# NORTHGATE SECURITIES, INC.

## CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Northgate Securities, Inc.

We have audited the accompanying statement of financial condition of Northgate Securities, Inc., as of December 31, 2010, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Northgate Securities, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has incurred recurring losses. These losses raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*CF & Co. LLP*

CF & Co., L.L.P.

Dallas, Texas
February 25, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL •
THE INTERNATIONAL ACCOUNTING GROUP (TIAG) • WORLD SERVICES GROUP

## NORTHGATE SECURITIES, INC.
### Statement of Financial Condition
### December 31, 2010

## ASSETS

| | | |
|---|---|---:|
| Cash | $ | 1,055 |
| Receivable from broker-dealers and clearing organizations | | 39,678 |
| Other assets | | 7,500 |
| | $ | 48,233 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable | $ | 26,687 |
| Accrued expenses and other liabilities | | 2,212 |
| | | 28,899 |

**Stockholders' equity**

| | |
|---|---:|
| Common stock | 100 |
| Additional paid-in capital | 815,315 |
| Retained earnings (deficit) | (796,081) |
| Total stockholders' equity | 19,334 |
| | $    48,233 |

The accompanying notes are an integral part of these financial statements.

# NORTHGATE SECURITIES, INC.
## Statement of Income
### For the Year Ended December 31, 2010

**Revenues**

| | | |
|---|---|---:|
| Securities commissions | $ | 21,015 |
| Interest income | | 379 |
| Other income | | 1,630 |
| Realized gain on securities | | 61 |
| | | 23,085 |

**Expenses**

| | |
|---|---:|
| Compensation and benefits | 9,731 |
| Commissions and clearance paid to all other brokers | 6,724 |
| Communications | 5,703 |
| Occupancy and equipment costs | 7,026 |
| Regulatory fees and expenses | 10,789 |
| Other expenses | 96,979 |
| | 136,952 |

| | |
|---|---:|
| Loss before income tax expense | (113,867) |
| Income tax expense | -0- |
| Net loss | $ (113,867) |

The accompanying notes are an integral part of these financial statements.

# NORTHGATE SECURITIES, INC.
## Statement of Changes in Stockholders' Equity
### For the Year Ended December 31, 2010

| | Shares | Common Stock | Additional Paid-in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| Balances at December 31, 2009 | 1,000,000 | $ 100 | $ 695,933 | $(682,214) | $ 13,819 |
| Capital contributions | | | 119,382 | | 119,382 |
| Net loss | | | | (113,867) | (113,867) |
| Balances at December 31, 2010 | 1,000,000 | $ 100 | $ 815,315 | $(796,081) | $ 19,334 |

The accompanying notes are an integral part of these financial statements.

# NORTHGATE SECURITIES, INC.
## Statement of Changes in Liabilities Subordinated
## to Claims of General Creditors
## For the Year Ended December 31, 2010

| | | |
|---|---|---|
| Balance at December 31, 2009 | $ | -0- |
| Increases | | -0- |
| Decreases | | -0- |
| Balance at December 31, 2010 | $ | -0- |

The accompanying notes are an integral part of these financial statements.

# NORTHGATE SECURITIES, INC.
## Statement of Cash Flows
### For the Year Ended December 31, 2010

| | |
|---|---:|
| **Cash flows from operating activities** | |
| Net loss | $ (113,867) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities: | |
| Change in operating assets and liabilities: | |
| Increase in receivable from broker-dealers and clearing organizations | (30) |
| Increase in other assets | (3,650) |
| Increase in accounts payable | 8,900 |
| Decrease in accrued expenses and other liabilities | (16,288) |
| | |
| Net cash provided (used) by operating activities | (124,935) |
| | |
| **Cash flows from investing activities** | |
| Sale of securities owned | 2,368 |
| | |
| Net cash provided (used) by investing activities | 2,368 |
| | |
| **Cash flows from financing activities** | |
| Capital contributions | 119,382 |
| | |
| Net cash provided (used) by financing activities | 119,382 |
| | |
| Net increase (decrease) in cash | (3,185) |
| | |
| Cash at beginning of year | 4,240 |
| | |
| Cash at end of year | $ 1,055 |

### Supplemental schedule of cash flow information

Cash paid during the year for:

| | |
|---|---:|
| Interest | $ -0- |
| Income taxes | $ -0- |

The accompanying notes are an integral part of these financial statements.

## NORTHGATE SECURITIES, INC.
### Notes to Financial Statements
### December 31, 2010

**Note 1 -** **Summary of Significant Accounting Policies**

Northgate Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Vintage Holding Corp. ("Vintage") ("Parent"). Substantially all of the Company's business is conducted with customers located in the United States.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, security transactions, and the related commission income and expenses, are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Note 2 -** **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At July 30, 2010 through September 30, 2010, the Company had deficit net capital in excess of $64,000 in each of those months. At December 31, 2010, the Company had net capital of approximately $11,834 and net capital requirements of $5,000. The Company's ratio of aggregated indebtedness to net capital was 2.44 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NORTHGATE SECURITIES, INC.
Notes to Financial Statements
December 31, 2010

Note 3 -    Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -    Capital Stock

The Company has the authority to issue 50,000,000 shares of $0.0001 par value common stock, of which 1,000,000 shares are issued and outstanding.

In addition, the Company shall also be authorized to issue 20,000 preferred shares without par value. The Company's Board of Directors shall have authority to divide such preferred shares into series; to set the stated value of each series; and to fix and determine the relative rights and preferences thereof, including the rate of dividends, the price and terms and conditions on which these preferred shares may be redeemed, the amount payable upon these preferred shares in the event of involuntary liquidation, the amount payable upon shares in the event of voluntary liquidation, sinking fund provisions for redemption or purchase of these preferred shares, the terms and conditions upon which these preferred shares may be converted if the shares of any series may be permitted to vary now or hereafter by the Texas Business Corporation Act.

Note 5 -    Related Party Transaction

The Company paid Vintage $4,000 for rent for the year ended December 31, 2010.

Note 6 -    Federal Income Taxes

The Company is included in the consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Accounting Standards Codification 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. The Company's income is included in the consolidated income tax return of Vintage. The Company at December 31, 2010, has net operating losses of approximately $631,872, which would be carried forward to offset future taxable income. This net operating loss carryforward would expire as follows:

Note 6 -    Federal Income Taxes, continued

| Year Ended December 31, | Amount |
|---|---|
| 2017 | $ 73,560 |
| 2018 | 115,009 |
| 2021 | 165,322 |
| 2022 | 33,192 |
| 2023 | 42,991 |
| 2025 | 59,407 |
| 2028 | 10,276 |
| 2029 | 18,248 |
| 2030 | 113,867 |
| | $ 631,872 |

The tax benefit of $214,337 from the net operating loss carryforward of $631,872 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

| | Deferred Tax Asset December 31, 2009 | Current Period Changes | Deferred Tax Asset December 31, 2010 |
|---|---|---|---|
| Federal | $ 181,825 | $ 32,512 | $ 214,337 |
| Valuation allowance | (181,825) | (32,512) | (214,337) |
| Amount per balance sheet | $ -0- | $ -0- | $ -0- |

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessments arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 7 -    Pension Plan

The Company has a SAR-SEP pension plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors. During the year ended December 31, 2010, the Company made no contributions to the plan.

Note 8 -    Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2010, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 9 -    Going Concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. Management has received certain assurances from the owners of Vintage that those owners intend to contribute additional capital as needed to fund the operations of the Company.

Note 10 -    Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2010, through February 25, 2011, the date the financial statements were available to be issued. During this period, the Company received capital contributions in the amount of $11,050.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2010

**Schedule I**

NORTHGATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total ownership equity qualified for net capital | $ | 19,334 |
| | | |
| Add: | | |
| Other deductions or allowable credits | | -0- |
| | | |
| Total capital and allowable subordinated liabilities | | 19,334 |
| | | |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Other assets | | (7,500) |
| | | |
| Net capital before haircuts on securities positions | | 11,834 |
| | | |
| Net capital | $ | 11,834 |

## AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Items included in statement of financial condition: | | |
| Accounts payable | $ | 26,687 |
| Accrued expenses and other liabilities | | 2,212 |
| | | |
| Total aggregate indebtedness | $ | 28,899 |

NORTHGATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 1,927 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $ 6,834 |
| Excess net capital at 1000% | $ 8,944 |
| Ratio: Aggregate indebtedness to net capital | 2.44 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation of net capital are as follows:

| | |
|---|---|
| Net capital per Company's unaudited Focus II A | $ 18,609 |
| Increase in accrued expenses and other liabilities | (6,775) |
| Net capital pert audited report | $ 11,834 |

**Schedule II**

<u>NORTHGATE SECURITIES, INC.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2010</u>

## EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm:     Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2010



**CF & Co., L.L.P.**

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL
# CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Northgate Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Northgate Securities, Inc. Inc. (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL •
THE INTERNATIONAL ACCOUNTING GROUP (TIAG) • WORLD SERVICES GROUP

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2011

# NORTHGATE SECURITIES, INC.

December 31, 2010

*Report Pursuant to Rule 17a-5(d)*

